SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2005

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Haayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on November 14, 2005 announcing "ECtel Announces Scheduled Release of FraudView® version 8; Featuring Powerful Capabilities to Address Operators Evolving Needs ".

Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  November 21, 2005

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Index to Exhibits

Exhibit No.                 Exhibit

1                                  Press Release issued November 14, 2005

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EXHIBIT 1

For Immediate Release

ECtel Announces Scheduled Release of FraudView® version 8;

Featuring Powerful Capabilities to Address Operators Evolving Needs

Rosh Ha'ayin, Israel, November 14, 2005-- ECtel Ltd. (Nasdaq: ECTX), a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, announced the scheduled release of version 8 of its world leading fraud management solution, FraudView®. ECtel made the announcement at its annual Users Meeting held two weeks ago in Athens, Greece. Separately, ECtel also announced its new Integrated Revenue Management(TM) product framework and its new FraudView Alliance(TM) service.  ECtel expects General Availability of the new version 8 release by Q1 of 2006.

FraudView® is the leading and most complete fraud management solution for telecom operators. Designed to meet the needs of wireline, wireless, convergent and next generation communication service providers (CSPs), FraudView® enables real-time prevention and detection of fraud losses across all business lines and services.

New capabilities of version 8 provide a major breakthrough to the fraud prevention and risk management industry. It is the first end-to-end risk and fraud management solution that extends to the entire telecom process: from customer acquisition to traffic/usage, business workflow, collections and bad debt analysis, while quickly adapting to changing business needs and emerging fraud risks.

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The new product suit also features unique real-time analysis engines, which enable fraud analysts to detect "fast and furious" fraudsters while events are still in progress. It contains the next generation neural data mining models for advanced fraud prevention and risk management strategies. This addresses the entire subscriber life cycle and detects "unseen fraud" not recognized by other solutions, thereby preventing large out-of-pocket financial losses. As a result, FraudView® investigates cases with higher fraud probability and reduces the number of false positives, resulting in increasing operational efficiency and analyst productivity through better categorization and prediction of fraud activity.

Finally, the new version architecture and infrastructure components enable a leap in extendibility and scalability unmatched by existing systems, including a set of API`s and tool kits allowing design partners to extend the solutions with additional services and features.

ECtel`s President and CEO, Eitan Naor, commented: "We are constantly investing in incorporating innovations into our leading FraudView® product suite to accommodate operators growing and evolving needs as they expand into next generation networks and services.  We are committed to develop the most advanced state-of-the-art products in the market in order to enable our customers to stay on top of fraud prevention challenges and new fraud threats".

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About ECtel Ltd.

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. Led by the Company`s world-leading fraud management solution FraudView®, the ECtel IRM(TM) Product Suite features a range of fraud and revenue assurance products that minimize operator revenue leakage across networks and operations support systems (OSSs). ECtel serves more than 75 customers, including prominent tier-one operators, in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas, Europe and Asia Pacific.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to successfully execute a growth plan, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events

#End#

Contacts:
ECtel Ltd.	ECtel Ltd.
Ron Fainaro

Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-9002102	Tel: 972-3- 9002113
Fax: +972-3-9002103	Fax: 972-3-9002103
Email: Ronf@ectel.com	Email: Danith@ectel.com

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